Filed by: Enel Chile S.A. (Commission File No. 001-37723)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company: Enel Generación Chile S.A. (Commission File No. 001-13240)
Form F-4 Registration No. 333-221156

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to a proposed tender offer by Enel Chile S.A. (“Enel Chile”) for all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including the form of American Depositary Shares, that are not currently owned by Enel Chile. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information For Investors and Security Holders

The tender offer described herein has not yet commenced. If the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In connection with the proposed tender offer, Enel Chile has filed with the SEC a registration statement on Form F-4 (Registration No. 333-221156) containing a preliminary prospectus of Enel Chile regarding the proposed tender offer. The information contained in the preliminary prospectus is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enel Chile and Enel Generación may file with the SEC other documents in connection with the proposed tender offer.

This communication is not a substitute for the definitive prospectus that Enel Chile will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus (when available) and related tender offer materials (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enel Generación. INVESTORS AND SECURITY HOLDERS OF Enel Generación ARE URGED TO READ THE DEFINITIVE PROSPECTUS AND OTHER tender offer materials THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, including the full details of the tender offer.

Investors and security holders will be able to obtain free copies of the tender offer materials and other documents filed with the SEC by Enel Chile and Enel Generación on the SEC’s website at www.sec.gov. Copies of the tender offer materials and the other documents filed with the SEC by Enel Chile will also be available free of charge on the Enel Chile Investor Relations website at www.enelchile.cl or by contacting Enel Chile S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir.enelchile@enel.com. Copies of the tender offer materials and the other documents filed with the SEC by Enel Generación will be available free of charge on the Enel Generación Investor Relations website at www.enelgeneracion.cl or by contacting Enel Generación S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.enelgeneracionchile@enel.com.

Enel Chile

Project Elqui – Roadshow Presentation

November 20th, 2017

Chile

Project Elqui Overview

Proposed transaction

Enel Chile ("EC") is promoting a transaction consisting in a corporate reorganization that would entail i) the **merger of Enel Chile with EGP Latin America** ("EGPL"), and ii) a **Public Tender Offer** ("PTO") **launched by Enel Chile over Enel Generación Chile ("EGC")**

Current situation
1
Cash & Stock(1) PTO
2
Merger EGP Chile – EC
enel
100.0%
60.6%
Green Power
Latin America
Chile
100.0%
60.0%
99.1%
Green Power
Generación Chile
Distribución Chile
PTO
75-100%
Similar

Merger subject to minimum PTO acceptance of more than 75% of EGC share capital

1. EC would impute part of the PTO price to subscribe and deliver the shares of EC to EGC shareholders

3

Project Elqui Overview

Transaction rationale and conditions

Transaction Rationale	Enel SpA Minimum Conditions
1 Consolidating Enel Chile **leadership position** in the Chilean energy space	1. The transaction must be executed at **market terms**
2 **Increasing** Enel Chile **market capitalization**, deriving in greater liquidity	2. The transaction must be **EPS accretive for Enel Chile**
3 **Integrating the renewable energy platform of EGPL** in the conventional generation platform of Enel Chile, providing with a clear and sustainable path for growth	3. **Enel should retain a similar stake in the resulting EC**
4 Reducing Enel Chile's **holding discount** thanks to the increase of the stake of Enel Chile in Enel Generación Chile, and thus lowering the minority leakage	4. **Statuary concentration limit in EGC (65%) should be removed**

4

Project Elqui Proposed Transaction

ENEL CHILE proposed transaction terms

Tender Offer on EGC
PTO price
CLP 590 per share (+20.7% vs. undisturbed price[1])
Cash 60%
~CLP 354 per share
+
Stock 40%
Exchange ratio ~7.2x EC/EGC
~2.88 newly issued shares of EC
Merger EC and EGPL
EGPL value
CLP 1,295 per share
EC Value
CLP 82 per share (+16.3% vs. undisturbed price[1])
Exchange ratio 15.8x EC/EGPL

The Proposed Transaction terms:

- provide a fair treatment of all parties involved (proposed terms within the ranges set by independent evaluators)
- is compliant with the conditions set for the Transaction
  - EPS accretive for EC
  - ENEL stake similar to current
- would preserve a sound capital structure post Transaction

5

1. Announcement day (stock price as of 25th August of Enel Chile of CLP 70.5 and Enel Generación Chile of CLP 489)

Project Elqui Proposed Transaction

Proposed terms in line with independent evaluators and appraisers enel Chile

Evaluator / Appraiser	Price per Share (CLP) enel Chile	Price per Share (CLP) enel Gx	EGC / EC Ratio (x)	EGPL / EC Ratio (x)
	CLP$ 82	CLP$ 590	7.2x	15.8x
LarrainVial	80 – 87	534 – 586	6.4 – 7.0	15.0 – 17.3
Econsult	79 – 86	537 – 595	6.6 – 7.1	14.6 – 17.1
Banco de Chile	77 – 82	541 – 579	6.6 – 7.5	14.9 – 17.2
asset	80 – 84	570 – 590	7.2 – 8.5	15.1 – 19.0
Oscar Molina	87 – 95			12.5 – 15.8
Felipe Schmidt	86 – 98			14.0 – 16.2

6

Timeline and Next Steps

Transaction expected timetable

Transaction approval (2017)
Transaction execution (2018)
14 November 2017
20 December 2017
By Mid February 2018
By Mid March 2018
By the end of 1Q 2018
Board of Directors of EC presents Transaction Proposal and summons EGM
Board of Directors of EGC summons EGM
EC EGM to approve Merger and Capital Increase
EGC EGM to approve change in Bylaws
CI preemptive period starts
PTO starts
CI preemptive period ends
PTO ends
PTO settlement and merger effectiveness upon verification of conditions precedent

Under the proposed Transaction structure the PTO and the Merger will occur simultaneously with the aim of completing the Transaction during first quarter of 2018

7

Enel Chile

Agenda

Project Elqui Process Overview

A New Equity Story for Enel Chile

Closing Remarks

8

Enel Chile – new Equity Story

Current situation

enel
100%
60.62%
enel Green Power
enel Chile
100%
59.98%
99.09%
enel Green Power Chile
enel Generación Chile
enel Distribución Chile
Renewables
Conventional generation
Networks

- ✓ Clear country focused strategy
- ✓ Leader in generation with 6.4GW of installed capacity (35% market share) and 9.0TWh of hydro output
- ✓ Leader in distribution with >40% market share, being the only distributor in the Santiago area
- ✗ Duplicity of listed investment vehicles penalizes Enel Chile valuation (trading at an average discount to NAV of c. 10-15%)
- ✗ Two layers minority leakage does not allow optimization of financial structure and definition of attractive dividend policy
- ✗ Perception of conflict of interest between investment vehicles on renewables growth

9

Enel Chile – new Equity Story

Project Elqui paves the way for a New Equity Story of Enel Chile

Similar to previous stake
Chile
100.0%
75-100%
99.1%
Green Power
Chile
Generación Chile
Distribución Chile
Renewables
Conventional Generation
Networks

1. Consolidated position of largest utility player in Chile with a diversified industrial profile
   - Undisputed leader in power generation with 7.5GW of installed capacity and largest renewable platform in the Country
   - Leader in distribution with >40% market share, being the only distributor in the Santiago area
2. Clear path to growth through a dedicated renewable subsidiary
3. Unique investment vehicle promote interest alignment with all shareholders, and with higher market capitalization and stock liquidity
4. Potential valuation uplift from the elimination/reduction of existing holding discount
5. Optimized capital structure with a sustainable dividend policy

10

Enel Chile – new Equity Story

1 Largest Utility Player in Chile

POWER GENERATION[1]

Cerro Pabellón
D. Almagro
Taltal
Huasco
Los Molles
Finis Terrae
Pampa Norte
Valle de los Vientos
Sierra Gorda Este
Lalackama I & II
Santiago
Taltal
San Isidro
Chanares
Cachapoal
D. Alamagro
Maule
Talinay
Laja
La Silla
Bocamina
Carrera Pinto
Bio Bio
Renaico
Los Buenos Aires
Pullinque
Pilmaiquén

63% of installed capacity corresponds to renewable resources

Total installed capacity	7.5 GW
Market share 2017	35%
Generation 2017	20.2 TWh

POWER DISTRIBUTION

Empresa Eléctrica Colina Ltda.
Enel Distribución Chile S.A.
Luz Andes Ltda.
Santiago

Clients	1.9 million
Market share	>40%
Concession period	Indefinite
Energy sales 2017	16.3 TWh
Energy losses 2017	5.2%

Diversified across all technologies

Renewable platform provide growth path

Uniquely positioned to play the power market transition

Leaner and efficient operating structure

EBITDA 2018 breakdown[1]: USD1.4bn

EGPL
18%
Distribution
21%
Generation
61%

1. Pro-forma including EGPL

11

Enel Chile – new Equity Story

1 Generation: Undisputed Leader in power generation well diversified across technologies

Current Installed Capacity (GW)

7.5
63% renewables
(+42% vs average peers)
4.1
3.3
2.0
Enel Chile
AES Gener
Colbún
Engie Energia Chile

Main player in terms of installed capacity in Chile with a market share of over 35% and uniquely positioned for the energy transition

Installed capacity 2017[1]: 6.3 GW | **Net production 2017[1]: 17.1 TWh**

+20%
6.3
7.5
0.6
1.5
0.6
3.6
0.6
1.5
0.5
1.3
3.7
2017
2020
+18%
17.1
20.2
0.5
4.2
3.1
9.3
1.6
3.7
13.8
2017
2020
Renewable
EGPL
Coal
CCGT
Oil & Gas

EBITDA GENERATION POST - TRANSACTION
2018: USD1.1bn[2]

+73%
850
850
1,136
269
866
1,381
285
1,095
1,474
307
1,166
2017
2018
2019
2020
EGC
EGPL

12

1. 2017 excluding EGPL
2. 2018 excluding holding costs of Enel Chile

Enel Chile – new Equity Story

1 Distribution: Leader in power distribution with >40% market share

2016 Energy Sales (TWh)
16.0
13.0
3.2
2.8
Enel Dx
CGE
SAESA
Chilquinta

Main distributor in terms of energy sales in Chile with a market share of over 40%

Energy sales 2017: 16.3 TWh

+6%
16.3
17.3
2017
2020

Final clients 2017: 1.9 million

+6%
1.9
2.0
2017
2020

EBITDA DISTRIBUTION 2018: USD298mm[1]

+32%
276
298
328
365
2017
2018
2019
2020
ENEL DX

1. 2017 excluding holding costs of Enel Chile

13

Enel Chile – new Equity Story

1 Sales to free clients

2017 Total Chilean Free market sales (TWh)

(% of Total)
(48%)
33
69 TWh
36
(52%)
Regulated Market
Free Market

Enel Chile Free market sales evolution (TWh)

59%
11,1
7,0
2,3
4,7
4,5
6,6
2017
2020
Free Sales Gx
Free Sales Dx

Market share is expected to increase significantly

Growth driven by an aggressive commercial strategy on the free market

14

Enel Chile – new Equity Story

1 Distribution: Non regulated business boosting growth of Enel Distribución

2017 Gross margin (US$ mm)
% of Margin
240
59%
100
24%
19
5%
18
4%
32
8%
409
US$ mm
2020 Gross margin (US$ mm)
% of Margin
298 +24%
60%
95 -5%
19%
42 +123%
9%
17 -5%
4%
41 +26%
8%
492
US$ mm
Dx regulated
Sub transmission
Free Market Dx
Electric grids relocation
VAS without electric grid relocation

Important growth in all segments related to the energy distribution

15

Enel Chile – new Equity Story

enel Chile

① Distribution: Valuable pipeline of value added services initiatives

Most valuable current and future activities out of the whole portfolio

Public Lighting

- Integral service of efficient public lighting
- Light points installed:
  - Municipalities inside concession area: > 400,000
  - Outside concession area: > 27,000

Infrastructure Projects

- Infrastructure projects mainly associated with real estate development:
  - Electrical Projects
  - Higher Standard Projects
  - Full Electric
  - Others.

Urban Development

- Public security service with systems of tele-surveillance cameras
- Leaders in the market.
  - > 1,000 installed cameras
  - > 30 municipalities inside and outside concession area

Energy Efficiency

- Service of energy efficiency solutions for the industrial, commercial and residential segment:
  - Interior lighting with LED
  - ACS thermal power plants with PV backup
  - Residential PV system
  - Efficient air conditioning equipment

Electrical Buses

- October 2017: lease of 2 electric buses to a public transport operator to operate in an official route for 10 years
- 2018 tender by the Ministry of Transport: incorporation of at least 90 electric buses to public transport system of Santiago.

Enel Distribution is the main Utility in the sale of VAS, with an estimated Gross Margin for 2017 of 31 MUSD from the entire portfolio of offers

Enel Chile – new Equity Story

2 Renewables: Largest renewable platform in Chile

enel Chile

Renewables Installed Capacity (GW)
1.2
3x
0.4
0.2
0.2
0.2
EGPC
SunEdison
Acciona
LAP
Pattern

- Largest renewable energy generation company in Chile, almost tripling the competition in installed capacity
- Geographical diversification in Chile
- Exposure to wind, solar and geothermal

Plant Portfolio (1,189 MW, with 18 plants in operation)

Finis Terrae
Pampa Norte
Cerro Pabellón
Valle de los Vientos
Sierra Gorda Este
Lalackama I
Lalackama II
Taltal
Chañares
Diego de Almagro
Talinay Oriente
Talinay Poniente
La Silla
Carrera Pinto
Renaico
Los Buenos Aires
Pullinque
Pilmaiquén

Capacity breakdown by technology

Geo 4%
Hydro 8%
Wind 47%
Solar 41%

17

Enel Chile – new Equity Story

2 Renewables: Clear path to growth through EGP Chile

enel Chile

Installed capacity 2017: 1,189 MW

1,189
41
564
492
92
1,258
41
564
561
92
2017
2020

Net production: 3.1 TWh

3.1
0.1
1.5
1.1
0.4
3.7
0.3
1.7
1.2
0.4
2017
2020

Hydro Solar Wind Geo

Strong pipeline with clear construction strategy

Technology	MW	GWh/year	2016 Awarded (GWh)	2017 Awarded[1] (GWh)	Location
Solar PV	979	2.480			
Wind	124	451			
Geo	33	236			
Total	**1,136**	**3,167**	**952**	**1,180**	

Pipeline diversified by technology and geography

78% of pipeline has synergies with plants under operation

Competitive pipeline with short time to market, actionable based on commercial opportunities (PPAs)

Source: Company information
1. Awarded in the latest energy tender of November 2nd, 2017

18

Enel Chile – new Equity Story

2 Highly contracted profile going forward

PPAs
TWh
EnelGx
EGP
24,9 25,2 25,7 24,5 26,6 22,1 22,7 15,6 13,4 12,8 11,1 10,5 10,5 8,8 8,8 7,6 7,6 7,6 7,6 7,6 7,6 7,4 7,4 7,4
3,3 3,2 3,3 3,2 4,2 4,2 5,5 5,1 5,1 4,9 4,8 4,8 4,7 4,7 4,7 4,7 4,4 4,1 3,9 3,5 3,5 3,4 3,4 3,0
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041

Hedge ratio: contracted energy / production
%
EnelGx
EGP
100% 100% 100% 100% 100% 100% 100% 95% 95% 91% 90% 90% 89% 89% 89% 88% 84% 78% 74% 66% 66% 66% 65% 58%
100% 100% 100% 100% 100% 100% 100% 88% 73% 66% 56% 54% 54% 45% 45% 39% 39% 39% 39% 39% 39% 38% 38% 38%
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041

19

Enel Chile – new Equity Story

2 Excellent outcome on last Tender 2017-1 (delivery 2024)

2,200 GWh
Q4 24h
Q3 24h
Q2 24h
Q1 24h
125
125
125
125
1C
(23:00 – 07:59)
394
1B
(08:00 – 17:59)
778
1A
(18:00 – 22:59)
528
25.4
34.1
34.4
34.7
36.5
Avg. awarding price: 32,5 USD/MWh
540
120
140
1180
220
Verano 3
Atacama EH
Cox
Enel
Atacama Solar
+
+
+

10,6 TWh

Energy offered by the others bidders (equivalent of almost 5 times of the energy subject to tender)

Various bidders offered 24h baseload energy supply at competitive prices based on wind and solar projects

24 bidders

Conventional generators:

- *AES Gener and Engie didn't participate*
- *Colbun offered 2.2 TWh for 54 USD / MWh (+66% above the average awarding price)*

29

Enel Chile – new Equity Story

③ Higher market capitalization and stock liquidity

Higher market cap [1]

USDbn
5.6
1.1
1.5
8.2
0.9
9.1
Pre Elqui
EGC Minorities (100% acceptance)
EGPL[2]
Post Elqui (Excl. HD Effect)
10% Holding Discount Reduction
Potential Value

Larger free float and enhanced liquidity [1]

USDbn
2.2
1.1
3.3
Pre Elqui
EGC Minorities (100% acceptance)
EGPL

ADTV as % of FF

ADTV pre[3]: *0.17%[3]* – USD 3.6m → **ADTV post[4]**: *0.17%[3]* – USD 5.6m

Increase in Market Cap [1]

Top 15 pre Elqui

#	Company	Market Cap (US$ mm)
1	*SACI Falabella*	21,860
2	*Empresas COPEC*	18,673
3	*Soc. Quimica y Minera de Chile*	14,818
4	*Banco de Chile*	14,337
5	*Banco Santander Chile*	14,328
6	*Enel Americas*	11,680
7	*Latam Airlines Group*	8,276
8	*Cencosud*	8,010
9	*Banco de Credito e Inversiones*	7,880
10	*Empresas CMPC SA*	7,877
11	*Antarchile SA*	7,534
12	***Enel Generacion Chile***	**7,122**
13	*SM Banco de Chile*	5,614
14	***Enel Chile***	**5,608**
15	*Quiñenco SA*	5,265

Top 15 post Elqui

#	Company	Market Cap (US$ mm)
1	*SACI Falabella*	21,860
2	*Empresas COPEC*	18,673
3	*Soc. Quimica y Minera de Chile*	14,818
4	*Banco de Chile*	14,337
5	*Banco Santander Chile*	14,328
6	*Enel Americas*	11,680
7	***EC post Elqui (reduced HD)***	**9,064**
8	*Latam Airlines Group*	8,276
9	***EC post Elqui (with HD)***	**8,240**
10	*Cencosud*	8,010
11	*Banco de Credito e Inversiones*	7,880
12	*Empresas CMPC SA*	7,877
13	*Antarchile SA*	7,534
14	*SM Banco de Chile*	5,614
15	*Quiñenco SA*	5,265

Elqui will promote the increase of the liquidity and the market capitalization of Enel Chile

1. Assuming 100% PTO acceptance
2. EGPL value mark-to-market using current price of Enel Chile shares of CLP 72 per share
3. Calculated based on the average ADTV of Enel Chile since stabilization of the shares following start of trading post Spin-offs (April 28th, 2016)
4. The ADTV post considers the same amount of volume as % of Free Float as pre Elqui (0.17%)
5. Bloomberg as of November 17th, 2017

21

Enel Chile – new Equity Story

4 Potential elimination of existing holding discount at EC

Enel Chile average discount to NAV since spin off [1]

USDbn
Discount to NAV: 10-15%
3.8
2.2
0.1
6.1
(0.8)
5.3
EGC stake (59.98%)
EDC stake (99.09%)
Cash position and others 2
NAV
Discount to NAV
Enel Chile market cap

Holding discount applied by Brokers – post announcement

20.0%
12.5%
12.5%
10.0%
13.8%
BICE INVERSIONES (28/08/2017)
Scotiabank (28/08/2017)
J.P.Morgan (28/08/2017)
Santander (25/08/2017)
Average

August 28th, 2017:

"Conflicts of interest could diminish. The most commented issue is that after the merger of EGP and Enel Chile, conflicts of interest could decline and incentives will be aligned, which could reduce the company's discount rate by the market. Liquidity and holding discount. On the other hand, several investors discussed the fact that this re-structuring would simplify the company structure further, increase the liquidity of Enelchile stock and at the same time could continue to decrease the holding discount."

BICE INVERSIONES

August 28th, 2017:

"The upside of the whole plan for ENIC minorities is quite significant: The most evident positive is the likely elimination of the 10-15% holding discount that investors apply today to the ENIC shares. This discount should disappear following the tender, as EOCC should remain listed but with quite limited float and volume."

Scotiabank

August 28th, 2017:

"The potential full consolidation of ENELGXCH by ENELCHIL should trim the 10%-15% holding discount that we observe today in ENELCHIL.

We have a Dec 2017 PT of CLP82 for Enel Chile and assign an Overweight rating as we see the holding discount as exaggerated."

J.P.Morgan

Elimination of existing holding discount would result in a potential value recover of close to USD 1.0 bn

22

1. Calculated based on average Enel Chile, Enel Generación Chile and Enel Distribución Chile share prices since stabilization of the shares following start of trading post Spin-offs (April 28th, 2016)
2. Includes net cash position and holding costs calculated as NPV of the revenues and structure costs of Enel Chile

Enel Chile – new Equity Story

5 New Enel Chile key consolidated financials

Key Financials of new Enel Chile

	Units	2018	2019	2020	*CAGR 18-20 (%)*
EBITDA[1]	*US$ mn*	**1,417**	**1,692**	**1,824**	***+13.4%***
Payout	*%*	*60%*	*65%*	*70%*	*n.a.*
Capex	***US$ mn***	**512**	**489**	**518**	***+0.6%***

EBITDA breakdown[1]

CAGR 2018-20
+13%
1,417
269
298
866
1,824
307
365
1,166
2018
2020
EGC
ENEL DX
EGPL

23

1. EBITDA includes proportional allocation of holding costs of Enel Chile

Enel Chile

Net Profit

Net profit[1]
USDm
+39%
CAGR 2018-20 +18%
NI increase with maximum PTO acceptance (100% Enel stake[2])
NI with minimum PTO acceptance (75% Enel stake[3])
676
81
51
81
463
853
117
74
97
565
943
130
80
113
621
2018
2019
2020
EC
EGPL
EGC (75% stake)
EGC (100% stake)

Source: Companies

1. Net profit includes net interest paid for cash PTO (c.USD20m per year at 75% Enel Stake and c.USD50m at 100% Enel Stake)
2. Implies 100% PTO acceptance
3. Implies 37.5% PTO acceptance

24

Enel Chile – new Equity Story

5 Sustainable dividend policy with an optimized financial structure

Optimization of financial structure

USDbn
ND/EBITDA pre 0.6x[1]
ND/EBITDA post ~2.4x
0.6
1.1
1.6
3.3
Net debt EC Pre
Net debt EGPC
Cash out for PTO (87.5% acceptance)
Net debt post Elqui

Cumulated Cash flow generation (2018-2020)

USDbn
4.9
(0.1)
(0.8)
(0.3)
3.7
(1.5)
(0.0)
(1.4)
0.8
Current Net Income payouts confirmed
2018 60%
2019 65%
2020 70%
EBITDA
Change in Prov./NWC
Taxes Paid
Net Interests Paid
FFO
Capex
Dividend Leakage Minorities [2]
Dividends Paid [3]
CF Buffer [4]

Enhanced company profile with an optimized capital structure and a sustainable dividend policy

25

1. Net debt forecast and pre closing EBITDA
2. Dividend leakage to minorities 2018-20 of c. USD19m corresponds to minorities below EGC
3. Dividends Paid calculated based on net income and payout ratio of previous years after closing of the transaction
4. Excludes FX impact on Net Debt for EC post and other CF items

Enel Chile

Dividend payout ratio will increase to 70% in 2020

Increasing 5% per year
50%
55%
60%
65%
70%
2016
2017
2018
2019
2020

Dividends paid[2]
146
Enel Chile
95
Out of Group
212
215
Out of Group
2
Enel Dx Chile
Enel Gx Chile
149
Out of Group

Total Group: 573 MUSD

Total out of Group: 246 MUSD

- **Enel Chile will pay US$ 1.3 bn in dividends within the period 2017 – 2019.**
- **Enel Chile paid its first definitive dividend of Ch$ 2.09 per share[1] on May 24th, 2016.**
- **2016 Enel Chile dividend was Ch$ 3.2 per share.**

1. Enel Chile was created on March 1, 2016, when the Enersis Américas Spin-Off became effective.
2. Paid as of June 30, 2017.

26

Enel Chile

Agenda

Project Elqui Process Overview

A New Equity Story for Enel Chile

Closing Remarks

27

Enel Chile

Forward-Looking Statements

This presentation contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of Enel Chile S.A. ("Enel Chile") and its management with respect to, among other things: (1) Enel Chile's capital investment program; (2) trends affecting Enel Chile's financial condition or results of operations; (3) Enel Chile's dividend policy; (4) the future impact of competition and regulation; (5) political and economic conditions in Chile and in the countries in which Enel Chile or its related companies may operate in the future; (6) any statements preceded by, followed by or that include the words "believes," "expects," "predicts," "anticipates," "intends," "estimates," "should," "may" or similar expressions; and (7) any statement that is not a historical fact. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include, but are not limited to, the following: (1) Enel Chile may fail to realize the business growth opportunities, revenue benefits, cost savings and other benefits anticipated from the proposed reorganization described herein (the "Reorganization"); (2) Enel Chile may incur unanticipated costs associated with the proposed Reorganization; (3) potential integration of Enel Chile and Enel Green Power Latin America may be difficult and expensive; (4) Enel Chile following the consummation of the proposed Reorganization may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect its operations and financial condition; (5) the proposed Reorganization may be delayed or may not be consummated, negatively affecting the market price of Enel Chile's stock; and (6) the other risk factors discussed in Enel Chile's Annual Report on Form 20-F for the year ended December 31, 2016, under the heading "Item 3.D. Risk Factors." There can be no assurance that the proposed Reorganization or any other transaction described in this presentation will in fact be consummated in the matter described or at all. These forward-looking statements are made only as of the date hereof. Enel Chile undertakes no obligation to update these forward-looking statements, except as required by law.

29